Argentex Mining Corporation
Suite 835, 1100 Melville Street
Vancouver, British Columbia V6E 4A6, Canada

July 12, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East
Washington, DC 20549

Re:	Argentex Mining Corporation
Application for Withdrawal of Post-Effective Amendment No. 2 to
Registration Statement on Form S-1/A (File No. 333-164393)

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Argentex Mining Corporation (the “Company”) hereby requests the withdrawal, effective immediately, of the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1/A (Accession Number 0001062993-11-002750, File Number 333-164393) (the “Amendment”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 27, 2011.

          The Amendment is being withdrawn because the Company was informed by the Commission staff that the Amendment should have been tagged as “POS AM” instead of “S-1/A”. The Company intends to file the Amendment again with the “POS AM” tag.

          Please contact our counsel, Jun Ho Song of Clark Wilson LLP, at 604.643.3106 with any questions you may have concerning this request.

Sincerely,

Argentex Mining Corporation

By	/s/ Jeff Finkelstein
Name:	Jeff Finkelstein
Title:	Chief Financial Officer